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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEAPFROG ENTERPRISES, INC.
(Name of Subject Company (Issuer))

BONITA MERGER SUB, L.L.C.
(Offeror)
A Wholly-Owned Subsidiary of

VTECH USA HOLDINGS, L.L.C.
(Offeror)
An Indirect Wholly-Owned Subsidiary of

VTECH HOLDINGS LIMITED
(Offeror and Parent)
(Names of Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share
(Title of Classes of Securities)

52186N106
(CUSIP Number of Class A Common Stock)

None
(CUSIP Number of Class B Common Stock)

Nick Delany
Chairman
VTech USA Holdings, L.L.C.
1156 W. Shure Dr. #200
Arlington Heights, IL 60004
(847) 400-3600
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Filing Persons)

With copies to:

Richard V. Smith, Esq.
Mark W. Seneca, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee**

$71,607,960	$7,210.92

*
Estimated only for purposes of calculating the filing fee. This amount assumes the purchase of up to 71,607,960 shares of common stock, par value $0.0001 per share, of LeapFrog Enterprises, Inc. at a purchase price of $1.00 per share. Such number of shares consists of (i) 66,825,372 shares of Class A common stock, (ii) 4,394,354 shares of Class B common stock, and (iii) 388,234 shares of Class A common stock that may be issued pursuant to LeapFrog's Amended and Restated 2002 Employee Stock Purchase Plan.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001007 of the transaction valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,205.55	Filing Party:	VTech Holdings Ltd., VTech USA Holdings, L.L.C., and Bonita Merger Sub, L.L.C.
Form or Registration No.:	Schedule TO	Date Filed:	March 3, 2016
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Bonita Merger Sub, L.L.C., a Delaware limited liability company (the "Purchaser"), VTech USA Holdings, L.L.C., a Delaware limited liability company and parent of the Purchaser, and VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability, with the Securities and Exchange Commission on March 3, 2016 (together with any subsequent amendments and supplements hereto, the "Schedule TO"). The Schedule TO relates to the tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock and Class B common stock, each having a par value of $0.0001 per share, of LeapFrog Enterprises, Inc., a Delaware corporation, at a purchase price of $1.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2016 (the "Offer to Purchase"), and in the related Form of Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        Capitalized terms used but not defined in this Amendment have the meanings assigned to such terms in the Schedule TO. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 9 and 11

        The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

  (a)
  Section 11—"Background of the Offer; Past Contacts, Negotiations and Transactions" is amended by adding the following to the end of the subsection titled "Background of the Offer":

    "On March 3, 2016, the Offer commenced and the Schedule TO was filed with the SEC. Also on March 3, 2016, LeapFrog filed its Solicitation/Recommendation Statement on Schedule 14D-9.

    On March 23, 2016, Morrison & Foerster informed Orrick that LeapFrog had received a proposal from L&M Acquisitions Inc. ("L&M") to acquire all outstanding Shares through a tender offer and second-step merger for $1.10 per Share in cash. Morrison & Foerster also delivered to Orrick drafts of a merger agreement with L&M and L&M Merger Sub, L.L.C. (the "L&M Merger Agreement"), a tender and support agreement and a limited guarantee from Isaac Larian guaranteeing the performance and discharge of the payment obligations of L&M and L&M Merger Sub, L.L.C. with respect to Shares outstanding immediately prior to the effective time of the merger pursuant to the L&M Merger Agreement. Later that evening, VTech and Orrick discussed these developments during a conference call.

    On March 24, 2016, Morrison & Foerster informed Orrick that the LeapFrog board of directors had met that morning and determined that L&M's proposal did not constitute a Superior Proposal, and it would not reasonably be expected to lead to a Superior Proposal, as that term is defined in the Merger Agreement."

  (b)
  The following paragraph is added to Section 14—"Conditions of the Offer" in the Offer to Purchase as the penultimate paragraph on page 49 of the Offer to Purchase:

    "The conditions in the 11 immediate preceding bullet points, together with the conditions in the three bullet points in this section on page 47 of the Offer to Purchase, must be satisfied or waived as of the Expiration Date. If such conditions are not satisfied or waived as of the

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    Expiration Date, we will terminate the Offer or extend the Expiration Date, subject to the terms of the Merger Agreement and applicable law."

  (c)
  Section 14—"Conditions of the Offer" in the Offer to Purchase is amended by deleting the last sentence in the last paragraph.

  (d)
  The paragraph under "Certain Litigation" in Section 15—"Certain Legal Matters" in the Offer to Purchase is amended and restated in its entirety as follows:

    "Certain litigation. Between February 9, 2016 and February 26, 2016, seven putative stockholder class action lawsuits (the "State Actions") were filed in the Superior Court of California, Alameda County against LeapFrog, members of its board of directors, VTech and the Purchaser. The Actions are captioned Hoppy v. LeapFrog Enterprises, Inc., No. RG16803366; Pulley v. LeapFrog Enterprises, Inc., No. RG16803657; Bernert v. LeapFrog Enterprises, Inc., No. RG16803918; Wolfe v. LeapFrog Enterprises,  Inc., No. RG16803906; Roser v. LeapFrog Enterprises, Inc., No. RG16804344; and Joffe v. LeapFrog Enterprises, Inc., No. RG16805374 and Segev v. LeapFrog Enterprises,  Inc., No. RG16805569. The State Actions generally allege that the LeapFrog directors breached their fiduciary duties by approving the Merger Agreement, and that VTech and the Purchaser aided and abetted these alleged breaches of fiduciary duty. Amended complaints were filed in the Segev and Hoppy actions on March 9, 2016 and March 10, 2016, respectively. The amended complaints additionally allege that LeapFrog's public statements to shareholders concerning the Merger were materially incomplete and misleading, and that the sales process leading to the approval of the Merger was fundamentally flawed. The plaintiffs seek injunctive relief, including enjoining the Merger and rescinding it if consummated, as well as an accounting by defendants to plaintiffs and other members of the class for all damages allegedly caused by them and an award of the costs related to the State Actions, including attorneys' and experts' fees.

    On March 17, 2016, LeapFrog moved to dismiss the Hoppy action to enforce LeapFrog's bylaws, which designate the state and federal courts of Delaware as the exclusive forum for claims like those asserted in the State Actions. On March 22, 2016, the court heard oral argument on LeapFrog's motion to dismiss. Following argument on the motion, the court issued an oral ruling granting LeapFrog's motion to dismiss the Hoppy action. A formal written order will follow. The plaintiffs in all of the State Actions other than the Joffe and Roser actions have agreed that the court's dismissal ruling will apply to their actions as well. On March 23, 2016, LeapFrog filed a motion to dismiss the Roser action on the same grounds as the Hoppy action. It is possible that additional similar complaints may be filed in the future or that one or more of the plaintiffs in the State Actions may refile their cases in the state or federal courts located in Delaware.

    In addition to the State Action, a putative class action complaint, Manger v. LeapFrog Enterprises, Inc., No. 16-1161 WHO, was filed in the Federal District Court in the Northern District of California on March 9, 2016 (the "Federal Action" and together with the State Actions, the "Actions") against LeapFrog and its board of directors, alleging violation of certain federal securities laws in connection with the Schedule 14D-9 filed by LeapFrog. The plaintiffs seek to enjoin the closing of the Offer and the consummation of the proposed acquisition of LeapFrog or to rescind the acquisition and Offer if consummated, as well as plaintiff and class rescissory damages and an accounting for all damages allegedly suffered as a result of any wrongdoing by the individual defendants and an award of the costs related to the Federal Action, including attorneys' and experts' fees. On March 21, 2016, plaintiff in the Federal Action filed a motion for a preliminary injunction. LeapFrog and the other defendants are opposing the motion. A hearing on plaintiff's motion is scheduled for March 30, 2016.

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    The foregoing is a summary of the complaints filed in the Actions and is qualified in its entirety by reference to the complaints, which are on file with the respective courts.

    It is possible that additional similar complaints may be filed in the future."

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bonita Merger Sub, L.L.C.
By:	/s/ NICK DELANY
	Name:	Nick Delany
	Title:	Chief Executive Officer
VTech Holdings Limited
By:	/s/ PANG KING FAI
	Name:	Pang King Fai
	Title:	President of the Group
VTech USA Holdings, L.L.C.
By:	/s/ Y.W. CHANG
	Name:	Y.W. Chang
	Title:	Director

Date: March 25, 2016

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